SEC File number
001-35113
CUSIP NUMBER
36191G107
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR
	For Period Ended:	December 31, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

GNC Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

300 Sixth Avenue
Address of Principal Executive Office (Street and Number)

Pittsburgh, Pennsylvania 15222
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As of the prescribed time for filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Annual Report”), the Company is in the process of finalizing its Annual Report with respect to the matters described below. Accordingly, the Company requires additional time in order to finalize its consolidated financial statements and Annual Report filing, including completion of audit procedures by the Company’s independent registered public accounting firm with respect to the Company’s consolidated financial statements. As a result of the matters described below, the Company’s consolidated financial statements as of December 31, 2019 are being prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company intends to file the Annual Report on or before the fifteenth calendar day following the prescribed due date, in accordance with Rule 12b-25.
At December 31, 2019, the Company has substantial indebtedness including $154.7 million of outstanding indebtedness under the 1.50% Convertible Senior Notes issued under that certain Indenture dated as of August 10, 2015, among the Company, certain of its subsidiaries, and The Bank of New York Mellon Trust Company, N.A., as trustee, maturing on August 15, 2020 (the “Notes”), and $441.5 million of outstanding indebtedness under the Amended and Restated Term Loan Credit Agreement, dated as of February 28, 2018, among GNC Corporation, GNC Nutrition Centers, Inc., as Borrower, the lenders and agents parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent (the “Tranche B-2 Term Loan”), with a springing maturity date of May 2020 under certain circumstances.
Management does not expect to have sufficient cash flows from operations to repay the indebtedness under the Notes or the Tranche B-2 Term Loan when they become due. Since the Company has not refinanced the Tranche B-2 Term Loan and it will mature less than twelve months after the expected issuance date of these consolidated financial statements, management has concluded there is substantial doubt regarding the Company's ability to continue as a going concern within one year from the expected issuance date of the Company’s consolidated financial statements.
Reporting requirements under both the Tranche B-2 Term Loan and the Credit Agreement, dated as of February 28, 2018, among GNC Corporation, GNC Nutrition Centers, Inc., as Administrative Borrower, certain of its subsidiaries, as subsidiary borrowers, the lenders and agents parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent (the “ABL Credit Agreement,” together with the Tranche B-2 Term Loan, the “Senior Credit Agreements”) require the Company to provide annual audited financial statements accompanied by an opinion of an independent public accountant without a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit (other than a “going concern” statement, explanatory note or like qualification or exception resulting solely from an upcoming maturity date under the Tranche B-2 Term Loan or the Notes). Management believes the Company will satisfy this requirement. If the lenders take a contrary position, (a) they could decide to instruct the administrative agent under the Senior Credit Agreements to deliver a written notice thereof to the borrower, and if the alleged default continued uncured for 30 days thereafter it would become an alleged event of default (unless waived by the lenders) and (b) the Company intends to contest such position and any action the lenders may attempt to take as a result thereof. If the lenders were to prevail in any such dispute, the required lenders could instruct the administrative agent to exercise remedies under the Senior Credit Agreements, including accelerating the maturity of the loans, terminating commitments under the revolving credit facility under the ABL Credit Agreement (the “Revolving Credit Facility”) and requiring the posting of cash collateral in respect of outstanding letters of credit issued under the Revolving Credit Facility ($4.9 million at December 31, 2019).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Tricia K. Tolivar	412	288 - 4600
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

		☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In addition to the matters discussed in Part III above, the Company expects its revenues for the fiscal year ended December 31, 2019 to decline by approximately $280 to $290 million, largely due to the transfer of its Nutra manufacturing and China businesses to the Company’s joint ventures formed in the first quarter of 2019, the closure of Company-owned stores under its store portfolio optimization strategy, a decrease in U.S. and Canada Company-owned same store sales, and lower sales to its wholesale partners primarily due to the termination of its consignment agreement with Rite Aid in the fourth quarter of 2018. This reduction in revenues contributed to a reduction in gross profit, which was partially offset by an improvement in the gross margin rate, due to the transfer of the Company’s Nutra manufacturing business to the joint venture arrangement the Company entered into with Harbin and International Vitamin Corporation in the first quarter of 2019, and the lower occupancy expense as a result of the Company’s adoption of its new lease standard, store closures and rent reductions associated with its store portfolio optimization strategy. We also expect the Company’s selling, general and administrative expenses to decline by approximately $45 to $55 million for the fiscal year ended December 31, 2019, as a result of its store portfolio and cost savings initiatives, cost reductions realized in connection with the formation of the strategic joint ventures and other activities.

The Company expects to show a net loss for the fourth quarter and the fiscal year ended December 31, 2019. Contributing to this net loss is the previously disclosed loss on the net asset exchange for the formulation of the joint ventures and the loss on forward contracts for the issuance of convertible stock. Additionally, as previously disclosed, the Company’s tax expense increased significantly as joint venture transactions resulted in gains for tax purposes. Further, as a result of management’s conclusion that there is substantial doubt regarding the Company’s ability to continue as a going concern within one year from the expected issuance date of its consolidated financial statements, the Company expects to record a valuation allowance of $27.1 million on the Company's deferred tax assets as of December 31, 2019. The Company expects its income tax expense for the fiscal year ended December 31, 2019 to be approximately $40 to $50 million.
The financial information set forth herein consists of preliminary unaudited results, which will not be final until the Company files its audited financial statements in its Annual Report. The Company’s expectation regarding the timing of its Annual Report and its anticipated operating loss and covenant non-compliance are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from these preliminary unaudited results and forward-looking statements for a variety of reasons, including the occurrence of the risk factors listed in the Company’s periodic filings with the SEC.

GNC Holdings, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2020	By: /s/ Tricia K. Tolivar
Title: Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).